--------------------------------------------------------------------------------
SEC 1815
(11-2002)  Potential persons who are to respond to the collection of information
Previous   contained in this form are not required to respond unless the form
versions   displays a currently valid OMB control number.
obsolete
--------------------------------------------------------------------------------

                                                           ---------------------
                                                               OMB APPROVAL
                                                           ---------------------
                                                           OMB Number: 3235-0116
                                                           ---------------------
                                                           Expires: August 31,
                                                           2005
                                                           ---------------------
                                                           Estimated average
                                                           burden hours per
                                                           response: 6.00
                                                           ---------------------

                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                          Dated March 25, 2003

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 25, 2003
                ---------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

                        [CREDIT SUISSE GROUP LETTERHEAD]



PRESS RELEASE



                      CREDIT SUISSE GROUP ANNOUNCES MOTIONS
                     PROPOSED TO ITS ANNUAL GENERAL MEETING
                        OF SHAREHOLDERS ON APRIL 25, 2003
                    AND THE PUBLICATION OF ITS ANNUAL REPORT

ZURICH, MARCH 25, 2003 - THE BOARD OF DIRECTORS OF CREDIT SUISSE GROUP TODAY ANNOUNCED SEVERAL PROPOSALS TO ITS ANNUAL GENERAL MEETING OF SHAREHOLDERS ON APRIL 25, 2003. THE BOARD PROPOSES TO THE SHAREHOLDERS THAT A DIVIDEND OF CHF
0.10 PER SHARE BE DISTRIBUTED. IN ADDITION TO OTHER AGENDA ITEMS, IT PROPOSES THAT HANS-ULRICH DOERIG, CURRENTLY VICE-CHAIRMAN OF THE GROUP EXECUTIVE BOARD, BE NEWLY ELECTED TO THE BOARD OF DIRECTORS. CREDIT SUISSE GROUP'S ANNUAL REPORT FOR 2002 WILL BE PUBLISHED ON MARCH 27, 2003.

The Board of Directors of Credit Suisse Group proposes to the Annual General Meeting of Shareholders on April 25, 2003, that Walter B. Kielholz, Chairman of the Board of Directors since January 1, 2003, be re-elected for a term of three years. The Board also proposes that Hans-Ulrich Doerig, currently Vice-Chairman of the Group Executive Board, be newly elected to the Board of Directors.

Hans-Ulrich Doerig joined Credit Suisse Group in 1973, after five years at J.P. Morgan in New York. He has held various senior management positions at Group level and at Credit Suisse First Boston, as well as at the former Credit Suisse
(SKA), where he was a Member of the Executive Board from 1982. In 1998, he was appointed Vice-Chairman of the Group Executive Board and Chief Risk Officer. Hans-Ulrich Doerig is also actively involved in a number of academic and cultural organizations. Subject to his election by the shareholders, Hans-Ulrich
Doerig will step down from the Executive Board and will assume the role of Chairman of the Board of Directors' Risk Committee, which is to be newly created.

In addition, Credit Suisse Group announced that, after six years on the Board, Daniel Vasella has decided to step down as of the Annual General Meeting 2003. The Board of Directors wishes to thank Daniel Vasella for his considerable contribution to the company.

DIVIDEND AND OTHER PROPOSALS
The Board of Directors proposes to the Annual General Meeting that a dividend of CHF 0.10 per share be distributed. Subject to approval by the shareholders, the dividend will be paid on May 2, 2003. Further proposals by the Board of Directors relate to the adjustment of conditional capital for convertible bonds and bonds with warrants, as well as the adjustment of authorized capital. No proposals from shareholders in accordance with Article 7 section 4 of the Articles of Association have been received.

PUBLICATION OF THE ANNUAL REPORT
Credit Suisse Group was actively involved in the definition of the Swiss Code of Best Practice and the corporate governance guidelines of the SWX Swiss Exchange. The Group's 2002 Annual Report, which will be published on March 27, has for the first time been drawn up on the basis of these guidelines. The Report will also include the most important information required by the US Securities and Exchange Commission and the New York Stock Exchange in order to achieve the greatest level of transparency possible.


FURTHER INFORMATION
The following documents are available at: WWW.CREDIT-SUISSE.COM
o   Invitation to the Annual General Meeting of Shareholders (now available)
o   2002 Annual Report (available from March 27, 2003, from approx. 17:30)

ENQUIRIES
Credit Suisse Group, Media Relations                   Telephone  +41 1 333 8844
Credit Suisse Group, Investor Relations                Telephone  +41 1 333 4570


CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 78,000 staff worldwide. As of December 31, 2002, it reported assets under management of CHF 1,195.3 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  March 25, 2003                      By:  /s/ David Frick
    ------------------                        -----------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director